September 15, 2025

Lior Tal
Chief Executive Officer
Cyngn Inc.
1344 Terra Bella
Mountain View, CA 94043

        Re: Cyngn Inc.
            Registration Statement on Form S-3
            Filed September 5, 2025
            File No. 333-290079
Dear Lior Tal:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charli Wilson at 202-551-6388 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Marcelle Balcombe